AMENDMENT TO ADMINISTRATION AGREEMENT
                             DATED SEPTEMBER 3, 1997
                            (effective March 1, 2000)


Section 8 (a) of the Administration Agreement is amended to read as follows:

(a) As compensation for the services rendered by, and responsibilities assumed by, the Administrator during the term of this Agreement, the Funds will pay to the Administrator an administration fee in an amount equal to the per annum rate of each Funds average daily net asset as follows:

          0.50% of the value of net assets up to and including $50,000,000; and

          0.40% of the value of net assets over $50,000,000 up to and including $500,000,000; and

          0.30% of the value of net assets over $500,000,000.